                         [EAGLE LOGO]


CONTACT:

Robert J. Braasch/Howard J. Adamski    John P. Kehoe/Van Negris
Eagle Finance Corp.                    Kehoe, White, Savage & Company, Inc.
(847) 855-7150                         (212) 888-1616



FOR IMMEDIATE RELEASE


   EAGLE FINANCE CORP. REPORTS THIRD QUARTER/NINE MONTH OPERATING RESULTS

Gurnee, Illinois - November 7, 1996 - Eagle Finance Corp. (NASDAQ:EFCW) today reported third quarter net income of $214,000, or $.05 per common share, on a fully diluted basis, compared to $1.4 million, or $.34 per common share, earned during the third quarter of 1995.

For the nine months ended September 30, 1996, net income declined to $425,000, or $.09 per common share, on a fully diluted basis, from $4.0 million or $0.91 per common share for the same period in 1995.

Chuck Wonderlic, Eagles's Chairman and Chief Executive Officer commented:
"The quarter was in keeping with our expectations. We took several steps to position Eagle for the future. Bob Braasch became President and we recruited Sam Keith as Chief Operating Officer. Our financial flexibility took several steps forward as Eagle extended its bank facility, sold non-strategic Texas receivables and launched its securitization program with Greenwich Capital Markets, Inc. We believe we have, in place, talented management and financing sources needed to capitalize on growth opportunities in the non-prime auto market."

The substantial decline in net income, from the comparable periods last year, is primarily due to the difference in the manner in which Eagle established reserves for credit losses during the comparable periods. During the three and nine months ended September 30, 1996, Eagle did not allocate to nonrefundable acquisition discount, any contract interest that would otherwise have been recorded as unearned finance charges. Eagle made such allocations of contract interest during the corresponding periods of 1995.

Net interest income for the third quarter totaled $4.5 million, representing a 6% decrease from the $4.8 million reported in the prior year period. For the nine months, net interest income increased 22% to $15.0 million from the $12.3 million reported during 1995 in the comparable period. The decline in third quarter net interest income results from a lower level of owned receivables due to sales of receivables. The decline in net interest income during the third quarter was offset by increased servicing income. The nine month increase in net interest income was due to higher earning asset levels and higher effective yields on earning assets.

The provision for credit losses totaled $1.7 million and $6.6 million for the respective three and nine months ended September 30, 1996. No comparable credit loss provision was made in the third quarter of 1995 and


                              - MORE -

EAGLE FINANCE CORP.
NOVEMBER 7, 1996
PAGE TWO

a $53,000 provision was made in the nine month period ended September 30, 1995. The significant increase in the provision for credit losses results from the manner in which Eagle established its reserves for credit losses during 1996 as compared to the corresponding periods in 1995.

Other income primarily representing servicing income, increased to $1.8 million and $4.2 million for the respective three and nine month periods ended September 30, 1996 from $371,000 and $1.9 million in the comparable 1995 periods. This results from increased third-party finance receivables servicing by the Company. At September 30, 1996 the Company serviced $46.7 million for third parties.

Total operating expenses increased to $11.9 million for the nine months ended June 30, 1996 from $7.8 million incurred in the similar period a year ago. Salaries and related costs increased to $5.9 million for the nine months ended September 30, 1996 from $4.1 million in the comparable 1995 period due primarily to the growth of the Company. The Company's other operating expenses increased to $6.0 million for the nine months ended September 30, 1996, from $3.6 million in the comparable period, due to increases in the amount of managed (owned or serviced) finance receivables and higher professional fees. Total operating expenses as a percentage of average net managed (owned or serviced) finance receivables increased to 9.8% for the nine months ended September 30, 1996, as compared to 6.6% for the nine months ended September 30, 1995.

At September 30, 1996, Eagle's overall level of reserves for credit losses was $12.0 million or 10.2% of net owned finance receivables. Delinquency on owned accounts at September 30, 1996, December 31, 1995 and September 30, 1995 was $11.7 million, $13.1 million and $13.6 million or 9.9%, 9.0% and 10.0% of net owned finance receivables, respectively. Eagle's total managed (owned or serviced) delinquencies at September 30, 1996, December 31, 1995, and September 30, 1995 were $15.4 million, $15.2 million and $16.5 million, respectively, or 9.3%, 8.2% and 8.8% respectively, of net managed (owned or serviced) finance receivables.

Net managed (owned or serviced) finance receivables at September 30, 1996 were $164.7 million and net Company owned receivables were $118.0 million at September 30, 1996. Net managed (owned or serviced) finance receivables at September 30, 1995 were $186.3 million and net Company owned receivables were $136.6 million at September 30, 1995.

Eagle Finance Corp. is a specialized financial services company which purchases and services installment contracts. Eagle finances the purchase of late model used automobiles for consumers who have limited access to traditional sources of consumer credit. Eagle is headquartered in Gurnee, Illinois and conducts its operations through three regionally centralized offices. As of September 30, 1996, Eagle had active relationships with approximately 450 automobile dealers located in fifteen states.

                               -MORE-

                        -STATISTICAL TABLE FOLLOWS-

EAGLE FINANCE CORP.
NOVEMBER 7, 1996
PAGE THREE




                                  EAGLE FINANCE CORP.

                                   FINANCIAL SUMMARY

             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                          (IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                  (unaudited)

                                                      Three Months Ended                   Nine Months Ended
                                                         September 30                         September 30
                                                   ------------------------             ---------------------
                                                     1996             1995                1996          1995
                                                   -------           ------             -------       -------
Revenues                                           $8,716            $7,538             $26,464       $19,805

Income before taxes                                $  347            $2,353             $   637       $ 6,535

Tax expense                                        $  133            $  924             $   212       $ 2,552

Net income                                         $  214            $1,429             $   425       $ 3,983

Earnings per common share (primary)                $ 0.05            $ 0.34             $  0.10       $  0.95

Earnings per common share (fully diluted)          $ 0.05            $ 0.33             $  0.09       $  0.91

Weighted average number of common
 shares outstanding (primary)                       4,189             4,189               4,189         4,189

Weighted average number of common                   4,189             4,391               4,196         4,358
  shares outstanding (fully diluted)

                                              # # #